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VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian Laura Veator Jan Woo Matthew Derby

Re:	Duolingo, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on June 7, 2021 CIK No. 0001562088
Ladies and Gentlemen:
On behalf of our client, Duolingo, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter, dated June 24, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 7, 2021 (the “Submission No. 2”).
We are concurrently filing an amended Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the Comment Letter as well as certain other changes. For your convenience, we are providing by electronic mail a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from Submission No. 2, as well as copy of this letter.

June 28, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto.
Selected Consolidated Financial and Other Data
Consolidated Statements of Operations Data, page 73
1.Note (a) to your computation of unaudited pro forma basic and diluted net loss per share indicates that you have adjusted the numerator to reflect stock-based compensation expense related to RSUs for which the service-based vesting condition and performance-based vesting condition have been satisfied in connection with the offering. However note (b) appears to indicate that you have also included other stock based awards in the adjustment to the denominator. Please clarify the awards that are included in this adjustment and why it is appropriate to include them as a pro forma adjustment. Please also clarify how you considered including the compensation expense associated with these awards in the numerator to your pro forma calculation.
Response: In response to the Staff’s comment, the Company has revised pages 17, 76 and 77 of the Registration Statement to clarify that the denominator is adjusted for stock options that vest solely on a time-based service condition, executive stock options that will accelerate in connection with this offering and restricted stock units (“RSUs”) that will vest in connection with this offering. The Company respectfully advises the Staff that adjustments to the numerator have been made for the acceleration of executive stock options and vesting of the RSUs in connection with this offering. No adjustment has been made for the stock options that vest based solely on a time-based service condition as the expense is already reflected in net loss.
2.Note (b) to your computation of unaudited pro forma basic and diluted net loss per share indicates that your adjustment includes 1,788,000 RSUs that vested as of March 31, 2021 for which the performance-based vesting condition will be satisfied in connection with this offering. However, your disclosure on page F-37 indicates that there were only 34,000 RSUs outstanding as of January 1, 2021 and 8 RSUs granted during the three months ended March 31, 2021. Please reconcile these disclosures.
Response: In response to the Staff’s comment, Company respectfully advises the Staff that note (b) in Submission No. 2 was intended to indicate that the adjustment includes one thousand seven hundred and eighty-eight (1,788) RSUs, of the 34,000 RSUs outstanding at January 1, 2021. To further clarify the pro forma adjustments, the Company has revised pages 17, 76 and 77 of the Registration Statement.
Non-GAAP Financial Measures, page 77
3.You disclose a Free Cash Flow that is adjusted for the Tender offer-related costs. Please tell us what consideration was given to the guidance in Item

June 28, 2021 Page 3
10(e)(1)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly.
Response: In response to the Staff’s comment, the Company has revised pages 18, 19, 77, 79, 82, 83, 86 and 89 of the Registration Statement to remove this adjustment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Subscription, page 82
4.We note your response to prior comment 4. Please disclose the renewal rates and any known material trends related to renewal rates for each of the subscription plans for all periods presented.
Response: In response to the Staff’s comment, the Company has revised page 91 of the Registration Statement to disclose renewal rates. In addition, the Company respectfully advises the Staff that there are no known material trends related to renewal rates for the Company’s subscription plans.
Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Contributors, page F-31
5.Please further clarify the nature of your volunteer program whereby contributors became eligible to receive a $5,098,000 award. Clarify if the contributors are employees and the terms of the arrangement, including specific services provided and eligibility criteria. Tell us how you determined it was appropriate to recognize expenses during the quarter ended March 31, 2021 rather than prior periods as services were provided. Please also clarify if other parties will perform these services in the future and if you expect to incur increased expenses as a result. If so, please clarify your disclosure on page 92. Lastly, tell us why it is appropriate to exclude these expenses from your Adjusted EBITDA calculation disclosed on page 76, and how you took into consideration Rule 100(b) of Regulation G.
Response: In response to the Staff’s comment, the Company has revised pages 79, 98, F-25 and F-31 of the Registration Statement to clarify that none of the contributor program volunteers were employees of the Company. Further, the Company respectfully advises the Staff that the contributor program was launched in 2013, primarily as a result of inbound interest from language communities around the world eager to leverage Duolingo to teach their own languages. The contributor program allowed for passionate volunteers to create content for new language courses like Navajo, Hawaiian, Welsh, and Irish. The volunteers were not promised payment, they

June 28, 2021 Page 4
were not recruited and there were no requirements for participation as to hours or work product. In March 2021, in light of the growth of the Company and its increasingly standardized approach to content creation, the Company determined to discontinue the contributor program and honor its volunteer contributors with a one-time gift as a gesture of appreciation for the contributions they had made to the Company’s brand in the global language community.
The Company respectfully directs the Staff to pages F-31 and F-32 of the Registration Statement for a discussion of the accounting treatment of this one-time gift. Pursuant to ASC 958-720, Not-For-Profit Entities – Other Expenses and ASC 720-25, Contributions Made, the Company recognized the expense at the time the unconditional promise to give cash was made, which was determined to be the time the Company’s board of directors resolved to make such contribution.

The Company has historically relied, and will continue to rely, primarily on its employees for the development of its language courses. Since the contributor community focused on less widely used languages, the Company does not believe its expenses will increase meaningfully to support these languages on a go-forward basis due to the discontinuation of this program; however, the Company respectfully refers the Staff to pages 94 and 95 of the Registration Statement, which discloses the Company’s expectations regarding future trends in its operating expenses.

The Company believes it is appropriate to exclude this expense from its Adjusted EBITDA calculation because it is not a normal, recurring, cash operating expense necessary to the Company’s business. Rather, it was a one-time expense that will not recur, and the Company therefore believes that including such expense would make a comparison against other periods more difficult. As a result, the Company respectfully submits to the Staff that the adjustment is allowable and appropriate under Rule 100(b) of Regulation G.
* * *

June 28, 2021 Page 5
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by email at benjamin.potter@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Luis von Ahn, Duolingo, Inc.
Matthew Skaruppa, Duolingo, Inc.
Stephen Chen, Duolingo, Inc.
Tad Freese, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP